

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Gina Chapman
Chief Executive Officer
CARGO Therapeutics, Inc.
835 Industrial Road, Suite 400
San Carlos, CA 94070

> **Re: CARGO Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2024**
> **File No. 333-280249**

Dear Gina Chapman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip S. Stoup, Esq.